                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              CONNING CORPORATION
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                           (NAME OF SUBJECT COMPANY)

                               CC MERGER SUB INC.
                      METROPOLITAN LIFE INSURANCE COMPANY
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                      (NAME OF FILING PERSONS -- OFFEROR)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                  208215 10 3
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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JANE WEINBERG, ESQ.
                      METROPOLITAN LIFE INSURANCE COMPANY
                               ONE MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                           TELEPHONE: (212) 578-2211
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                    COPY TO:
                             ADAM O. EMMERICH, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1234
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                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
            TRANSACTION VALUATION*                             AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------
                $95,425,962.50                                       $19,026
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------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 7,634,077 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $12.50 in cash. Such number of Shares represents the fully diluted number of Shares outstanding as of March 20, 2000, less the number of Shares already beneficially owned by Metropolitan Life Insurance Company.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  None.
     Form or Registration No.:  Not applicable.
     Filing Party:  Not applicable.
     Date Filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [X]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
                               PAGE 1 OF 6 PAGES
                         EXHIBIT INDEX BEGINS ON PAGE 6

     This Tender Offer Statement on Schedule TO is filed by Metropolitan Life Insurance Company, a New York life insurance company ("MetLife"), and CC Merger Sub Inc., a Missouri corporation and an indirect wholly owned subsidiary of MetLife ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Conning Corporation ("Conning") at $12.50 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Offer is incorporated herein by reference with respect to Items 1-9, 11 and 13 of Schedule TO. The Agreement and Plan of Merger, by and among MetLife, Purchaser and Conning, dated as of March 9, 2000 (the "Merger Agreement"), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)   Offer to Purchase dated March 20, 2000.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Text of proposal letter sent by MetLife to Conning on January 14, 2000.
(a)(7) Text of press release issued by MetLife dated January 18, 2000.
(a)(8) Text of joint press release issued by MetLife and Conning dated March 9, 2000.
(a)(9)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(10)  Form of summary advertisement dated March 20, 2000.
(c)(1)   Opinion of Salomon Smith Barney Inc.
(c)(2)   Opinion of Credit Suisse First Boston Corporation.
(c)(3)   Report of Salomon Smith Barney Inc.
(d)(1) Agreement and Plan of Merger by and among MetLife, Purchaser and Conning dated as of March 9, 2000.
(d)(2)   Investment Advisory Agreement by and between General
         American Life Insurance Company and General American
         Investment Management Company, dated as of May 1, 1995.
(d)(3)   Assignment and Assumption Agreement by and among Conning
         Asset Management Company, MetLife and General American Life
         Insurance Company, dated as of March 1, 2000.
(d)(4)   Limited Partnership Agreement of Conning Capital Partners
         VI, L.P., dated as of February 25, 2000.
(d)(5) Side Letter to Limited Partnership Agreement regarding the participation of MetLife in Conning Capital Partners VI,
         L.P., dated as of March 7, 2000.
(f) Statement describing appraisal rights and procedures for exercising appraisal rights (incorporated by reference from Offer to Purchase).
(g)      None.
(h)      None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Financial statements

          (1) Conning's Annual Report on Form 10-K for the year ended December 31, 1999 (pages 30-33) is incorporated herein by reference.

          (2) The book value per share of Conning common stock as of December 31, 1999 was $6.96 (basic) and $6.74 (diluted).

     (b) Not applicable

     The financial information incorporated by reference may be read and copied at the following locations at the SEC:

Public Reference Room        New York Regional Office     Chicago Regional Office
Room 1024, Judiciary Plaza   Suite 1300                   Citicorp Center
450 Fifth Street, N.W.       7 World Trade Center         Suite 1400
Washington, D.C. 20549       New York, New York 10048     500 West Madison Street
                                                          Chicago, Illinois 60661-2511

     Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. Conning's SEC filings should also be available to the public from commercial document retrieval services and at the Internet world wide web site that the SEC maintains at http://www.sec.gov.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CC MERGER SUB INC.

                                          By /s/ GARY A. BELLER
                                            ------------------------------------
                                          Name: Gary A. Beller
                                          Title:  President and Chairman of the
                                                  Board

                                          METROPOLITAN LIFE INSURANCE COMPANY

                                          By /s/ GARY A. BELLER
                                            ------------------------------------
                                          Name: Gary A. Beller
                                          Title:  Senior Executive
                                                  Vice-President
                                                  and General Counsel

Dated: March 20, 2000

                                 EXHIBIT INDEX

(a)(1)   Offer to Purchase dated March 20, 2000.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Text of proposal letter sent by MetLife to Conning on January 14, 2000.
(a)(7) Text of press release issued by MetLife dated January 18, 2000.
(a)(8) Text of joint press release issued by MetLife and Conning dated March 9, 2000.
(a)(9)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(10)  Form of summary advertisement dated March 20, 2000.
(c)(1)   Opinion of Salomon Smith Barney Inc.
(c)(2)   Opinion of Credit Suisse First Boston Corporation.
(c)(3)   Report of Salomon Smith Barney Inc.
(d)(1) Agreement and Plan of Merger by and among MetLife, Purchaser and Conning dated as of March 9, 2000.
(d)(2)   Investment Advisory Agreement by and between General
         American Life Insurance Company and General American
         Investment Management Company, dated as of May 1, 1995.
(d)(3)   Assignment and Assumption Agreement by and among Conning
         Asset Management Company, MetLife and General American Life
         Insurance Company, dated as of March 1, 2000.
(d)(4)   Limited Partnership Agreement of Conning Capital Partners
         VI, L.P., dated as of February 25, 2000.
(d)(5) Side Letter to Limited Partnership Agreement regarding the participation of MetLife in Conning Capital Partners VI,
         L.P, dated as of March 7, 2000.
(f) Statement describing appraisal rights and procedures for exercising appraisal rights (incorporated by reference from Offer to Purchase).
(g)      None.
(h)      None.

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